SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                      (Amendment No. 4)

              Standex International Corporation
                      (Name of Issuer)

                        Common Stock
               (Title of Class of Securities)

                          854231107
                       (CUSIP Number)

Deborah A. Rosen, Standex International Corporation, 6 Manor
                       Parkway, Salem,
             New Hampshire, 03079, 603-893-9701
 (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and
                       Communications)

                      December 31, 1997
   (Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on
Schedule 13G to report the acquisition which is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note:   Six copies of this statement, including all
exhibits, should be filed with the Commission.  See Rule 13d-
1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 17 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 854231107

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)

   (b)

3) SEC Use Only

4) Source of Funds (See Instructions)   SC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to
   Item 2(d) or 2(e)



6) Citizenship or Place of Organization Boston,Massachusetts


         Number of              7)  Sole Voting Power NONE
       Shares Bene-
         ficially
         Owned by               8)  Shared Voting Power NONE
       Each Report-
        ing Person
           with                 9)  Sole Dispositive Power 1,407,015

                                10)  Shared Dispositive Power   NONE

11)  Aggregate Amount Beneficially Owned by each Report Person 1,407,015

12) Check if the Aggregate Amount in Row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

13)  Percent of Class Represented by Amount in Row (11) 10.8%
     as of December 31, 1997

14)  Type of Reporting Person (See Instructions)  EP

                ITEM 1.  Security and Issuer.

     This statement relates to the Common Stock of Standex
International Corporation, the issuer of such securities, which has executive offices at 6 Manor Parkway, Salem, New
Hampshire 03079.

                ITEM 2.  Identity and Background

     (a) The Standex International Corporation Employees' Stock Ownership Trust (the "Trust"), which is filing this
Schedule 13D, is a trust formed in Massachusetts in 1975. The State Street Bank and Trust Company, located at 225 Franklin Street, Boston, Massachusetts 02101, is the trustee and Standex International Corporation is the sponsor.

     (b)   Not Applicable

     (c)   Not Applicable

     (d) The Trust has not, in the last five years, been convicted in any criminal proceeding nor has it been subjected to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (e)   See (d) above

     (f)   Not Applicable

 ITEM 3.  Source and Amount of Funds or Other Considerations

                       Not Applicable

               ITEM 4.  Purpose of Transaction

     The shares of Standex International Corporation are
being acquired, distributed or disposed of, by the Trust in
order to respectively fund or make distributions to
participants in connection with the Standex International
Corporation Employees' Stock Ownership Plan (the "Plan"),
which is an employee stock ownership plan under Section
401(a) of the Internal Revenue Code.   The Trust will
continue to acquire shares of the Common Stock of Standex
International Corporation as funds are made available to it through contributions by Standex International Corporation.

        ITEM 5.  Interest in Securities of the Issuer

     (a) The Trust beneficially owns 1,407,015 shares of the Common Stock of Standex International Corporation which represents 10.8% of the issued and outstanding Common Stock as of December 31, 1997
     (b) the Trustee of the Trust has the sole power to dispose or direct the disposition of shares from the Trust but only pursuant to the Standex International Corporation
Employees' Stock Ownership Trust Agreement (the "Trust
Agreement") and the Plan.

     Participants in the Plan have the power to vote the shares allocated to their respective accounts under the Plan.

     (c)   Not Applicable

     (d)   Not Applicable

     (e)   Not Applicable

     ITEM 6.  Contracts, Arrangements, Understandings or
                     Relationships with
               Respect to Securities of Issuer

                       Not Applicable

          ITEM 7.  Material to be Filed as Exhibits

                       Not Applicable

     After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Standex International Corporation
                                Employees'Stock Ownership Trust




                               By:/s/Lindsay M. Sedwick
                               Lindsay M. Sedwick
                               for the Administrative Committee

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 17 U.S.C.
1001).